ArroFi, Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Year Ended January 31, 2025 & 2024

Table of Contents

INDEPENDENT AUDITOR'S REPORT	3
BALANCE SHEETS	5
STATEMENTS OF OPERATIONS	6
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	7
STATEMENT OF CASH FLOWS	8
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	9
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	9
NOTE 3 – RELATED PARTY TRANSACTIONS	17
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	18
NOTE 5 – LIABILITIES AND DEBT	18
NOTE 6 – EQUITY	19
NOTE 7 – SUBSEQUENT EVENTS	20

www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: ArroFi, INC. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of January 31, 2025 and 2024 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our

opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
February 10, 2026

ARROFI, INC.
BALANCE SHEETS

AS OF JANUARY 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	984,142	3,100,961
Other Current Assets		53,803	66,334
Inventories		-	24,111
Trade Receivables		3,017,160	903,496
Total Current Assets		4,055,105	4,094,902
Non-Current Assets:			
Fixed Assets - net		6,110	8,246
Deferred Tax Assets		1,259,776	-
Total Non-Current Assets		1,265,886	8,246
TOTAL ASSETS		5,320,991	4,103,148
LIABILITIES AND EQUITY			
Current Liabilities:			
Trade Payables		117,465	43,748
Other Payables		540,857	327,324
Loans Payable - Short term		1,055,969	941,969
Debt Warrants		264,732	264,732
Convertible Debt		4,237,275	-
Accrued Interest		247,237	-
Total Current Liabilities		6,463,535	1,577,773
Non-Current Liabilities:			
Loans Payable - Long term		283,263	1,074,500
Debt Facility		725,473	
Total Non-Current Liabilities		1,008,736	1,074,500
TOTAL LIABILITIES		7,472,271	2,652,273
EQUITY			
Common Stock		1,000	1,000
Additional Paid-In Capital		7,452,343	7,452,343
Preferred Stock		987	987
Retained Earnings		(9,605,610)	(6,003,455)
TOTAL EQUITY		(2,151,280)	1,450,875
TOTAL LIABILITIES AND EQUITY	$	5,320,991	4,103,148

See Accompanying Notes to these Audited Financial Statements

ARROFI, INC.
STATEMENTS OF OPERATIONS

YEAR ENDED JANUARY 31,		2025	2024
Revenue	$	852,250	80,793
Cost of Services		(417,964)	(349,251)
Gross Profit		434,286	(268,458)
Operating Expenses			
Depreciation		2,136	1,907
Payroll Expense		2,021,278	1,804,155
General and Administrative Expenses		1,953,364	1,249,283
Marketing and Advertising		158,197	62,508
Total Operating Expenses		**4,134,975**	**3,117,853**
Total Loss from Operations		**(3,700,689)**	**(3,386,311)**
Other Income (Expense)			
Other Income		34,212	77,054
Tax Credits		88,230	15,306
Interest Income		113,351	160,276
Interest Expense		(470,218)	(205,729)
Bad Debt		(618,459)	-
Income Tax Benefit		711,108	-
Total Other Income (Expense)		**(141,776)**	**46,907**
Net Income (Loss)	**$**	**(3,842,465)**	**(3,339,404)**

See Accompanying Notes to these Audited Financial Statements

ARROFI, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				Additional Paid-In Capital	APIC-Stock Options	Retained Earnings (Deficit)	Total Shareholders' Equity
			Series Seed-1		Series Seed-2					
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 2/1/23	10,000,000	1,000	5,740,429	574	4,133,706	413	7,169,506	282,837	(2,664,051)	4,790,279
Net income (loss)	-	-	-	-	-	-	-	-	(3,339,404)	(3,339,404)
Ending balance at 1/31/24	10,000,000	1,000	5,740,429	574	4,133,706	413	7,169,506	282,837	(6,003,455)	1,450,875
Prior period adjustment	-	-	-	-	-	-	-	-	240,310	240,310
Net income (loss)	-	-	-	-	-	-	-	-	(3,842,465)	(3,842,465)
Ending balance at 1/31/25	10,000,000	1,000	5,740,429	574	4,133,706	413	7,169,506	282,837	(9,605,610)	(2,151,280)

See Accompanying Notes to these Audited Financial Statements

ARROFI, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(3,842,465)	(3,339,404)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustment		240,310	
Bad Debt		618,459	-
Depreciation		2,136	1,907
Other Current Assets		12,530	(51,667)
Inventories		24,111	-
Trade Receivables		(2,732,122)	(890,806)
Deferred Tax Assets		(1,259,776)	-
Trade Payables		73,717	43,748
Other payables		213,533	276,301
Accrued interest		247,237	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(2,559,865)	(620,517)
Net Cash used in Operating Activities		(6,402,330)	(3,959,921)
INVESTING ACTIVITIES			
Fixed Assets - net		-	(2,752)
Net Cash used in Investing Activities		-	(2,752)
FINANCING ACTIVITIES			
Loans Payable		(677,237)	2,016,469
Debt facility		725,473	-
Debt warrants		-	264,732
Convertible debt		4,237,275	-
Net Cash provided by Financing Activities		4,285,511	2,281,201
Cash at the beginning of period		3,100,961	4,782,433
Net Cash decrease for period		(2,116,819)	(1,681,472)
Cash at end of period	$	984,142	3,100,961

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		(222,981)	(205,729)

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ArroFi, Inc ("the Company") was formed in Delaware on May 5, 2021, as Tabpay, Inc. The Company changed its name to ArroFi, Inc. on April 5, 2022. The Company's core product is a credit card and financial literacy app. Members unlock higher credit lines as they complete activities focused on financial literacy and actions that demonstrate positive financial behaviors like making payments, reaching savings goals, budgeting and more. The Company can individualize credit journeys to manage and shape risk, creating better borrowers, and productizing this unique data set to curate offers to members for other financial services (auto, insurance, personal, etc).

The Company's headquarters is in Los Angeles, California. The Company's customers are located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses and may continue to generate losses.

Management has evaluated these conditions in accordance with ASC 205-40 and concluded that the actions taken and plans in place are sufficient to alleviate the substantial doubt about the Company's ability to continue as a going concern for a period of at least one year from the date the financial statements are issued. This conclusion is supported by cash balances exceeding $3.6 million as of December 2025, the successful completion of equity financing transactions evidenced by executed agreements and bank deposits, continued access to an approved venture debt facility, and a management-prepared cash flow forecast covering a period in excess of twelve months from the issuance date of the financial statements, which reflects adequate liquidity to fund ongoing operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on January 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of January 31, 2025 and January 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $984,142 and $3,100,961 in cash as of January 31, 2025, and January 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry

conditions.

Account balances are written off against the allowance when collection efforts have been exhausted, and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company extends a revolving line of credit to its customers. No individual customer accounted for more than 5% of outstanding receivables as of the balance sheet date.

Description	2025	2024
Trade Accounts Receivable	3,017,160	903,496
Less: Allowance for Doubtful Accounts	-	-
Totals	**3,017,160**	**903,496**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. No allowance for doubtful accounts was recorded in 2025 and 2024. During the year ended 2025, the Company recognized bad debt expense of $618,459 related to specific accounts deemed uncollectible.

Credit Policies and Concentrations

The Company extends a revolving line of credit to its customers. Under the revolving credit program, customers may choose to pay the full outstanding balance or make minimum payments, with interest charged on the remaining balance until fully paid. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 5% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for January 31, 2025, and January 31, 2024.

A summary of the Company's property and equipment is shown below.

Property Type	Useful Life in Years	2025	2024
Computer Equipment	5	10,679	10,679
Less Accumulated Depreciation		(4,569)	(2,433)
Totals		**6,110**	**8,246**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through multiple streams related to its credit card operations and financial services platform. The Company's revenue consists of four primary sources: credit card fees, credit card interest, interchange fees, and in-app affiliate offers.

Credit Card Fees: Fee income includes annual fees and late fees. Annual fees are recognized in the month when the fee is charged to the customer. If a customer later chooses to close the account during the annual membership period, their fee is not refunded. Late fees are recognized as they are assessed and become payable by the cardholder at the time the related cardholder activities occur. Annual fees are included as part of the required minimum payment in the month charged, with payment due by the specified due date, which may extend into the following month. Late fees are charged after the customer is over 5 days late and are added to the credit balance.

Credit Card Interest: Interest revenue is generated from credit card balances held by cardholders and is accrued on unpaid balances. Interest is added to a customer's outstanding credit balance as it accrues. The Company's performance obligation is satisfied over time as the interest accrues on outstanding balances.

Credit Card Interchange: Interchange revenue is earned on card transactions processed through payment networks. Interchange fees are recognized as revenue upon completion of each transaction, as the Company's performance obligation is satisfied at the point of transaction processing. The Company receives payment immediately upon transaction completion.

In-App Affiliate Offers: The Company features affiliate product offers within its mobile application. Revenue is recognized when customers are successfully referred to affiliates based on predefined referral criteria. The Company invoices affiliates and accrues the payment in the month of the conversion, with affiliates typically paying within 30 days. The Company's performance obligation is satisfied upon successful customer referral and conversion.

The Company's payment terms vary by revenue stream, with some payments collected immediately upon service delivery (interchange fees), while others are collected through monthly billing cycles (annual and late fees) or accrued over time (interest income). Affiliate payments are typically collected within 30 days of invoicing

Marketing and Advertising Costs

Advertising costs associated with marketing the Company's products and services are recognized as costs are incurred.

Payroll Expense

Payroll expense consists primarily of salaries and wages, employer payroll taxes, and employee benefits, including health insurance. During 2025, payroll expenses increased compared to 2024, primarily due to higher headcount as the Company continued to scale its operations. The increase was mainly driven by higher salaries and wages and related payroll taxes and benefits.

General and Administrative

General and administrative expenses consist of bank fees, technological expenses, professional fees, compliance expenses, and other miscellaneous expenses and are recognized as costs incurred.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of the Company's common stock used to measure stock-based compensation was based on an independent third-party valuation performed in accordance with Section 409A of the Internal Revenue Code. As of the valuation applicable to the period under audit, the fair market value of the Company's common stock was $0.16 per share, based on a valuation dated November 1, 2023.

The Company has adopted ASU 2018-07, which aligns the accounting for share-based payments to non-employees with the guidance in ASC 718. Accordingly, the Company measures compensation expense for stock-based awards issued to non-employees based on the estimated grant-date fair value of the award, using valuation techniques and assumptions consistent with those used for employee awards (for example, an option-pricing model for stock options). The resulting compensation cost is recognized over the period in which the related goods or services are provided. The fair value of the equity instruments is charged directly to expense and credited to additional paid-in capital.

There is no viable market for the Company's common stock to determine its fair value, so management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock, and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has

concluded that, based on these estimates and the stock-based compensation expense for the corresponding year-end is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 31, 2023	-	-
Granted	1,980,943	0.16
Exercised	-	-
Expired/cancelled	(395,429)	0.16
Total options outstanding, January 31, 2024	1,585,514	0.16
Granted	-	-
Exercised	-	-
Expired/cancelled	(323,126)	0.16
Total options outstanding, January 31, 2025	1,262,388	0.16
Options exercisable, January 31, 2025	1,027,402	0.16

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging – Contracts in Entity's Own Equity, depending on the specific terms of the warrant agreement. The warrants described below do not have cash settlement provisions or down-round protection, are indexed to the Company's own stock, and meet the criteria for equity classification; therefore, the Company classifies them as equity. Management considers any equity-based compensation expense related to warrants for 2024 and 2023 to be negligible.

A summary of the common stock warrant activity for the years ended January 31, 2025, and 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding as of January 31, 2024	-	-	-
Grants	984,909	$0.16	10.00
Exercised	-	-	-
Canceled	-	-	-
Outstanding as of January 31, 2025	984,909	0.16	9.79
Vested and expected to vest on January 31, 2025	984,909	0.16	9.79
Exercisable on January 31, 2025	984,909	0.16	9.79

A summary of the preferred stock warrant activity for the years ended January 31, 2025, and 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding as of January 31, 2023	-	-	-
Grants	292,556	$0.92	15.01
Exercised	-	-	-
Canceled	-	-	-
Outstanding as of January 31, 2024	292,556	$0.92	14.20
Grants	-	-	-
Exercised	-	-	-
Canceled	-	-	-
Outstanding as of January 31, 2025	292,556	$0.92	13.20
Vested and expected to vest on January 31, 2025	292,556	$0.92	13.20
Exercisable on January 31, 2025	292,556	$0.92	13.20

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of January 31, 2025, and January 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2025	2024
Net Operating Loss Carryforwards	1,259,776	548,668
Gross Deferred Tax Asset	**1,259,776**	**548,668**
Less: Valuation Allowance	-	(548,668)
Net Deferred Tax Asset (Liability)	**1,259,776**	**-**

During 2024, the Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the assets will be realized.

During 2025, management determined that sufficient positive evidence exists to support the realizability of the Company's deferred tax assets. Accordingly, the Company recognized a net deferred tax asset of $1,259,776 as of January 31, 2025, with no valuation allowance recorded.

Net Operating Loss Carryforwards
As of January 31, 2025, and January 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $4,221,775 and $1,838,699 of Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. California net operating losses incurred in 2008 or later may be carried forward for 20 years from the year of the loss. California net operating losses incurred between 2000 and 2007 may be carried forward for 10 years from the year of the loss. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Components of Income Tax Benefit

Component	**2025**	**2024**
Current tax expense	-	-
Deferred tax expense (benefit)	1,259,776	548,668
Valuation Allowance	-	(548,668)
Net Deferred Tax Asset (Liability)	**1,259,776**	**-**

Income Taxes Paid	**2025**	**2024**
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(886,573)	21%	(386,127)	21%
State taxes, net of federal benefit	(373,203)	8.84%	(162,541)	8.84%
Changes in valuation allowance	548,668	-13%	548,668	-29.84%
Total Income Tax Expense (benefit)	**(711,108)**	**16.84%**	-	-

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of January 31, 2025, and January 31, 2024. Income tax returns for years ending 2024 through 2025 remain open to examination by federal and state tax authorities.

During 2025 and 2024, the Company recognized payroll tax credits under the PATH Act related to research and development activities totaling $88,230 and $15,306 respectively, which were realized through reductions of employer payroll taxes processed by third-party payroll providers.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended January 31, 2025, and January 31, 2024, the Company entered into transactions with related parties. Kim Duitch, the spouse of the Company's Chief Executive Officer, is an experienced public relations professional who was contracted to provide media placement and awards services for the Company.

The Company engaged Kim Duitch under a consulting agreement for public relations services from September 2024 through March 31, 2025. Under the terms of the agreement, Kim Duitch was paid a monthly retainer of $2,500 for the months of September, October, and November 2024, totaling $7,500. In December 2024, she

received $2,181 for services rendered. During the fiscal year ended January 31, 2025, Kim Duitch was paid $1,500 for services provided in January 2025. The consulting agreement continued through March 2025, with payments of $1,500 per month for February and March 2025, totaling $3,000 subsequent to the fiscal year end.

Total payments to Kim Duitch during the fiscal year ended January 31, 2025, were $11,181, consisting of $10,181 for services provided from September through December 2024 and $1,500 for services provided in January 2025. The services provided included securing media placements and industry awards for the Company to enhance its public profile and market presence.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has credit cards, accounts payable, and other liabilities, which consist of payroll and other accrued expenses.

During the year ended January 31, 2025, the Company entered into various convertible notes with different investors. The convertible notes bear interest at 8% per annum and mature on April 25, 2026. As of January 31, 2025, the total principal balance outstanding under these convertible notes was $4,237,275 with accrued interest of $247,237,

On April 10, 2023, the Company entered into a loan agreement with WTI Fund X, Inc., borrowing a principal amount of $2.5 million. The loan bears a fixed interest rate of 11.25% per annum, with monthly payments of $96,197, and matures on April 1, 2026. As of January 31, 2025, and 2024, the outstanding loan balance was $1,339,232 and $2,016,469, respectively.

In November 2025, the Company entered into a $30,000,000 warehouse debt facility with Coromandel Capital. The first draw from the warehouse facility was in December 2024 for $725,000. The facility accrues interest at 16.99% per annum. As of January 31, 2025, the total indebtedness under this facility was $725,473 and matures on November 17, 2027.

As part of the loan agreement, the Company issued a warrant to the lender. The warrant entitles the holder to purchase an applicable number of shares of Series Seed-2 Preferred Stock or subsequent round stock, determined by dividing the coverage amount by the stock purchase price. The coverage amount is calculated as $135,000 plus an additional $135,000 proportional to the loan drawn relative to the total $2.5 million commitment. Based on this calculation, the applicable number of shares issuable under the warrant was 292,470, with the respective liability of $264,732. This balance was also outstanding during 2024.

The exercise price is $0.9229 per share or the lowest price of Series Seed-2 Preferred Stock sold by the Company, subject to adjustment for stock splits, dividends, or other recapitalization events. The warrant includes anti-dilution protections and a cashless exercise option, with an expiration date of April 10, 2038.

Debt Summary

				For the Year Ended January 31, 2025				For the Year Ended January 31, 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	4,237,275	8%	2026	4,237,275	-	4,237,275	247,237	-	-	-	-
Loan payable	2,500,000	11.25%	2026	1,055,969	283,263	1,339,232	-	941,969	1,074,500	2,016,469	-
Debt Facility	725,473	16.99%	2027	-	725,473	725,473	-	-	-	-	-
Debt warrants	264,732	-	2038	264,732	-	264,732	-	264,732	-	264,732	-
Total	**7,727,480**	**-**	**-**	**5,557,976**	**1,008,736**	**6,566,712**	**247,237**	**1,206,701**	**1,074,500**	**2,281,201**	**-**

NOTE 6 – EQUITY

Common Stock

The Company has authorized 25,322,748 common shares with a par value of $0.0001 per share. 10,000,000 shares were issued and outstanding as of January 31, 2025, and January 31, 2024.

Voting: Common stockholders are entitled to one vote per share.
Dividend: The holders of common stock are entitled to receive dividends when and if declared by the Board.

Preferred Stock

The Company authorized 10,367,146 preferred shares at a par value of $.0001 per share. 5,740,429 preferred shares are designated as Series Seed-1 Preferred Stock and 4,626,717 are designated as Series Seed-2 Preferred Stock.

9,874,135 (5,470,429 Series Seed-1 and 4,133,706 Series Seed-2) shares were issued and outstanding as of January 31, 2025, and January 31, 2024.

Voting: Holders of preferred stock shall have the right to cast votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors at the rate of 6% of the applicable Original Issue Price for each share of preferred stock, and in preference to any other dividend other than dividends on shares of common stock payable in shares of common stock. The Original Issue Price shall mean, as to the Series Seed-1 Preferred Stock, $.6010 per share, and as to the Series Seed-2 Preferred Stock, $.9229 per share.

Liquidation: In the event of a liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to receive the greater of (i) the liquidation preference amount specified in the Certificate of Incorporation or (ii) a pro rata distribution of the remaining assets of the Company, after payment of liabilities and obligations, before any distribution is made to holders of common stock.

Redemption: Preferred stock may be subject to redemption at the option of the Company or the holder, under terms and conditions outlined in the Certificate of Incorporation. Redemption may include fixed dates or be contingent upon specific events, such as a merger or acquisition.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 10, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through February 9, 2026, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

Subsequent to the year ended January 31, 2025, in May 2025, the Company completed a priced equity financing round. Pursuant to the conversion provisions in the convertible promissory notes issued by the Company (as described in Note 5), all outstanding principal and accrued interest under these notes were converted into equity securities of the Company at the price per share established in the financing round.

The Company obtained an updated independent third-party valuation of its common stock in accordance with Section 409A of the Internal Revenue Code. On May 22, 2025, the fair market value of the Company's common stock was determined to be $0.08 per share.

The Company entered into a Simple Agreement for Future Equity (SAFE) in June 2025, pursuant to which the Company raised $1.0 million in financing. The SAFE provides for conversion into preferred stock upon a qualifying equity financing at a price based on a post-money valuation cap of $34.0 million or at a discount to the equity financing price, as defined in the agreement.

The Company entered into a Loan and Security Agreement with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, which provides access to a term loan facility of up to $2.5 million. The borrowings bear interest at a variable rate based on the Prime Rate, are secured by substantially all of the Company's assets, and mature in August 2029.

The Company entered into a Series Seed Plus Preferred Stock Purchase Agreement and completed equity financings in May 2025. Under the agreement, the Company issued shares of Series Seed Plus Preferred Stock for cash and through the conversion of outstanding convertible notes at a stated purchase price per share, resulting in aggregate gross proceeds of approximately $6.0 million and the issuance of approximately 55.2 million shares.